NO ACT

PE
1-25-10



10010663



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 24, 2010

James H. and Barbara J. Nisenson
*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-24-2010

Re: General Electric Company
Incoming letter dated January 25, 2010

Dear Mr. and Mrs. Nisenson:

This is in response to your letter dated January 25, 2010 concerning the shareholder proposal you submitted to GE. On December 10, 2009, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting.

We have read your letter dated January 25, 2010 as a request that the Division of Corporation Finance reconsider its position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal and Regulatory Policy

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue
Washington, DC 20036-5306

RECEIVED
2010 JAN 29 PM 12:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2010

Michael Reedich

Special Counsel to the S.E.C.

100 F Street N.E.

Washington, D.C., 20549

Dear Mr. Reedich,

Our request to the S.E.C., as G.E. shareholders, for an enforcement action by the S.E.C. to place our Shareholders' Resolution on G.E.'s proxy ballot

Every shareholder in G.E., no matter how small his shareholding, has the right to have his shareholder resolution placed on the proxy ballot for consideration at the G.E. Annual Meeting. The right of the individual shareholder to equitably vote his shares of outstanding G.E. property ownership encompasses use, possession, and disposal of shares.

Management works for its shareholder-owners and is accountable to the investors for its actions. While management can exercise the discretion to recommend a "yes" or "no" vote for a shareholder resolution, it exceeds its scope of authority when it attempts to exclude a resolution which has been properly submitted in a timely manner. Such exclusion denies the investors the opportunity to evaluate and approve measures which may positively or adversely affect the company as a whole, and the growth and security of the individual's personal stake in G.E.

G.E. claims that its shareholders do not have the right to introduce the category of shareholder resolutions concerning matters deemed " ordinary course of business" by management.

G.E. management, however, has failed to cite any state, federal, or foreign government statute, nor any court decision or ruling by any administrative regulatory agency that substantiates this policy or carries the force of law which gives its executives the right to decide what can and cannot appear on its annual proxy ballot.

Instead, management can only argue "S.E.C. Division of Corporate Finance (Staff) informal procedures regarding shareholder proposals, Rule 14A-8(i)(7) " and "Exchange Act Release No. 4018, May 1, 1998" (The 1998 release) and Release No. 12999, November 22, 1976) to argue that in the case of our shareholder resolution our complaint regarding the conduct of N.B.C.-Universal TV News Division which is described in our shareholder resolution, is an attempt to micromanage the business operations of said business unit, within a division of the G.E. conglomerate structure.

However, according to the S.E.C.'s Division of Corporate Finance Rule 14a-8(17cfr 240. (14a-8) et.al, hereafter referred to as Rule 14a, the stated practice by G>E< management is, by definition, only an informal procedure.

Per Paragraph #3 of Division of Corporate Finance-Informal Procedures Regarding Shareholder Proposals" the S.E.C. states: "It is important to note that the staff's and commission's 'no (enforcement) action' responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these "no action" letters do not, and cannot, adjudicate the merits of a company's position with respect to the proposal. Only a court, such as a U>S> District Court, can decide whether a company is obligated to include shareholder proposals in its proxy materials.

However, it is not micro-management for any G.E. shareholder(s) to call to the attention of every other G.E. shareholder that one of G.E.'s business units is decreasing the profitability of one of its divisions, as well as the entire G.E. conglomerate structure, to the detriment of the corporate whole.

G.E.'s NB.C. News Division, through its anti-business, Socialist editorializing and its left-wing slanted news coverage , plus its lack of coverage of breaking news stories, has driven away potential advertisers, as well as current advertisers and a substantial portion of the now-former audience which attracted those advertisers The aforementioned viewership abandoned N.B.C. News in favor of other, more reliable sources of news and information such as the fair and balanced coverage offered by Fox News (cable) Channel.

For example, the N.B.C. News broadcast history is rife with instances where the network has been scooped by other media outlets, whether they be tabloid or conventional news journalism forums. In the case of an event which had major impact on a presidential election, The National Enquirer exposed the love-child scandal of candidate John Edwards months prior to N.B.C. News acknowledging the significance and newsworthiness of the topic, addressing it only when Edwards suspended his campaign.

Furthermore, the staff at N.B.C. News has traditionally and consistently openly editorialized in favor of left-of-center, liberal political office holders and office seekers i.e. Tom Brokaw's blatantly biased, negative coverage of George W. Bush's second inauguration ceremony on January 20, 2005.

These liberal, left-wing politicians have rewarded the shareholders of G.E. by forcing G.E. to pay, to date, $700,000,000.00 to unnecessarily dredge New York's Hudson River bottom to clear the Hudson of p.c.b.s, when, in fact, according to environmental experts who contacted the Wall Street Journal, the Hudson was purifying itself of p.c.b.s...at no cost to G.E. shareholders.

Additional favorites of the N.B.C. News Department are President Barack Obama and his congressional friends and liberal political allies who are about to "reward" G.E.'s shareholders with an after-tax cost of $500,000,000.00 per year to pay for a financial institutions tax on G.E. capital services.

Every shareholder, my family included, has to be concerned about the profitability of their investments, especially when the portfolio contains stock in companies like G.E. that engage in practices of which the shareholder disapproves because they may reduce the potential return on his investment.

Other media companies have let even non-shareholders influence so-called "ordinary course of business" programming decisions.

The most famous (and most humorous) of these programming decisions involved an "ordinary course of business" action by C.B.S to cancel a screwball comedy series called *WKRP IN CINCINNATTI,* in the mid-1970's. This cancellation sparked such an outcry by the fans of this zany program that C.B.S. executives made a second "ordinary course of business" decision to renew this show. The rationale for the subsequent reversal of action via an "ordinary course of business" decision was that, perhaps *WKRP* already had, or would, in time, have a large enough niche audience to market to potential advertisers.

WKRP never did develop a substantial enough audience to warrant its continued broadcast by the network. Eventually, C.B.S, made a third, and this time financially justified, "ordinary course of business" decision to permanently remove the program from its schedule. (The show continues to enjoy popularity in syndication.)

A more recent vintage, and some would argue more humorous, "ordinary course of business" decision regarding network broadcast programming involved G.E. N.B.C. Universal's decision to cancel Jay Leno's Primetime 10:00 P.M. Monday through Friday program and put him in an 11:35 P.M. slot as host of the first part of a revamped "Tonight Show" format which features Conan O'Brien (the immediate past sole host) hosting the second portion of the show. This star-studded, controversial change was initiated at the behest of non-G.E. shareholders, i.e. the corporate owners of N.B.C. affiliate stations.

Shouldn't legitimate G.E. shareholder-owners be accorded the same authority to affect company policy as the fans and other non-shareholders referenced above?

G.E. argues that shareholder resolutions such as ours would create a "bedsheet ballot" of shareholder proposals.

Even if, however, there came to be a sizeable increase in shareholder proposals on G.E.'s proxy ballot, it would still be a cheaper expenditure to expand the scope of the ballot than to outsource the question and viability of shareholder proposals to a legal entity such as Gibson, Dunn, and Crutcher LLP, at the prevailing-wage rate of $800.00 per billable hour which such eminent outside legal counsel commands. Additionally, there is the considerable expense of assigning in-house attorneys to evaluate the proposals and serve as co-counsels. Support staff is also required for this process, increasing further an artificially created expense that can be attributed to G.E.'s fiscal irresponsibility as it directly and indirectly affects its investors.

All of the above-mentioned legal talent could be more practicably and sensibly utilizing their time and skills working on the upcoming merger with Comcast Corp. and on damage cost control in connection with the Hudson River dredging environmental matter.

In its 2009 proxy ballot, G.E. allowed a shareholder proposal from Walden Outlet Management (shareholder proposal No. 2) regarding the giving of an "executive compensation advisory vote." Nothing is more in the realm of "ordinary course of business" than employee compensation.

Management took full advantage of its opportunity to recommend a vote of "no" on this proposal and said shareholder resolution was roundly defeated.

A similar shareholder resolution, "shareholder proposal No. 5, shareholder vote on golden parachutes", clearly an employee compensation matter, met the same fate as "shareholder resolution No. 2."

In sum, property ownership, even the small ownership of shares in a publicly traded, major, multi-national corporation, with billions of shares outstanding, entitles each shareholder to propose a course of action regarding the operation of all, or even part, of said corporation's business activities.

Therefore, we ask the staff of the Division of Corporation Finance of the S.E.C. to recommend to the full S.E.C. an enforcement action to compel G.E. to place our shareholder's resolution the G.E. 2010 proxy ballot for an up or down vote at the upcoming 2010 annual meeting of shareholders.

Sincerely,



James and Barbara Nisenson

P.S. On December 10th, 2009, the S.E.C. staff, per the request of G.E. outside legal counsel Gibson, Dunn, and Crutcher, LLP., made a staff recommendation of "no enforcement action" on our shareholder resolution request for the 2010 proxy ballot without giving us due process. We were denied the opportunity to present our facts in this matter. The responsible S.E.C. staffers never even notified us of their decision on this matter.

It was only because Attorney Robert O. Mueller did us the courtesy of informing us of the S.E.C. staffers' "no enforcement" recommendation that we were notified of the ruling. Had he not done so, we would have been further denied the opportunity to file a timely protest to their denial of our request. Please take corrective action forthwith to allow us to present the facts of our case.